EXHIBIT 99.2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ALADDIN KNOWLEDGE SYSTEMS LTD.

February 20, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN

1. To adopt and approve the Agreement and Plan of Merger, dated as of January 11, 2009, by and among Magic Lamp Corp., Jasmine Merger Corp Ltd. and Aladdin, approve the Merger contemplated thereby and approve all other transactions contemplated by the Agreement and Plan of Merger.

		☐	☐	☐

	2. To approve the Articles Amendment and corresponding amendments to the Indemnification Agreements.	☐	☐	☐

	3. To approve the D&O Insurance Renewal and the purchase of the Run-Off Insurance.	☐	☐	☐

By signing and mailing this proxy card, you confirm and inform Aladdin that, unless specifically marked below, the undersigned’s Aladdin Shares ARE NOT held by: (A) a person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or the Merger Sub; (B) a person or entity acting on behalf of the Purchaser, Merger Sub or a person or entity described in clause (A); or (C) a family member of, or an entity controlled by the Purchaser, Merger Sub or any of the foregoing.

	Only to the extent that the undersigned’s Aladdin Shares ARE HELD by any of the abovementioned entities (and only in such a case), please check the following box:	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ALADDIN KNOWLEDGE SYSTEMS LTD.

35 EFAL STREET, KIRYAT ARYE
PETACH TIKVA 49511, ISRAEL

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Mr. Yanki Margalit and Mr. Dany Margalit, or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Special General Meeting of Shareholders of Aladdin Knowledge Systems Ltd. (the “Company”), to be held on February 20, 2009 at 9:00 a.m. local time, at the offices of the Company at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, or any adjournments or postponements thereof, all of the ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such matters as may come before the meeting.

The shares represented hereby will be voted in accordance with the choices specified by the undersigned shareholder in writing on the reverse side. If not otherwise specified by the undersigned shareholder, the shares represented by this proxy will be voted FOR each of Proposals 1, 2 and 3 described on the reverse side.

The undersigned hereby acknowledges receipt of the Notice of the Special General Meeting of Shareholders of the Company and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms that the proxies, their substitutes, or any of them, may lawfully do so by virtue hereof.

(Continued and to be signed on the reverse side)